United States securities and exchange commission logo





                             June 7, 2024

       Jiangang Luo
       Chief Executive Officer
       Bowen Acquisition Corp
       420 Lexington Avenue, Suite 2446
       New York, New York 10170

                                                        Re: Bowen Acquisition
Corp
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted May 10,
2024
                                                            CIK No. 0001973056

       Dear Jiangang Luo:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4 submitted May 10, 2024

       Letter to Bowen Shareholders, page iv

   1. You state here that "[o]n December 16, 2021, the PCAOB issued a report to notify the
                                                        SEC of its
determination that the PCAOB was unable to inspect or investigate completely registered public
accounting firms headquartered in mainland China and Hong Kong and our auditor was subject
to this determination." However, in your risk factor discussing
                                                        PCAOB inspections on
page 58 you note that "[o]ur auditor is headquartered in Rowland
                                                        Heights, California"
and that "[t]he PCAOB currently has access to inspect the working papers of our auditor
and our auditor is not subject to the determinations announced by the
                                                        PCAOB on December 16,
2021." Please address the following:
                                                            clarify whether you
are referring to the auditor for Bowen or Qianzhi;
                                                            clarify whether the
auditor was subject to the December 16, 2021 PCAOB
                                                             determination; and
                                                            disclose in the
letter to shareholders the location of Qianzhi's auditor's headquarters.
 Jiangang Luo
FirstName  LastNameJiangang Luo
Bowen Acquisition Corp
Comapany
June 7, 2024NameBowen Acquisition Corp
June 7,
Page 2 2024 Page 2
FirstName LastName
2. We note your statement that "Qianzhi faces various risks and uncertainties relating to doing business in China." Please expand on this statement to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority
         of the company   s operations in China. Your disclosure should make
clear whether these
         risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
3. Please provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide a cross-reference to the consolidated financial statements.
4. As this is a Bowen Acquisition Corp. registration statement, and is being sent to Bowen security holders, please revise references to Qianzhi to refer to the company by name, rather than as "the 'Company' or 'Qianzhi.'"
5. Please provide your analysis as to why you are not required to unbundle the changes to your charter which are not specific to special purpose acquisition companies into separate proposals, such as the increase in authorized shares. Refer to Rule 14a-4(a)(3) of
         Regulation 14A as well as Question 201.01 of the Division   s Exchange
Act Rule 14a-
         4(a)(3) Compliance and Disclosure Interpretations.
Questions and Answers About the Bowen Shareholder Proposals
Q: What happens if a substantial number of Public Shareholders exercise their redemption rights?, page 10

6. We note your statement that "[t]he Insiders, Qianzhi and/or their directors, officers, advisors or respective affiliates, may purchase Public Shares from Public Shareholders in privately negotiated transactions or in the open market prior to or following the completion of the Business Combination." We also note similar statements in the risk factor captioned "The Sponsors and Bowen's directors, officers, advisors and their affiliates may elect to purchase Public Shares prior to the consummation of the Business
         Combination, which may result it being more likely that we can consummate the Business
         Combination and reduce the public "float" of our Public Share." on page 95 and under the caption "Potential Purchases of Public Shares and/or Rights" on page
104. Please provide
         your analysis on how such potential purchases would comply with Rule 14e-5. To the extent you are relying on Tender Offer Rules and Schedules Compliance and Disclosure
         Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.
7. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption scenario in your sensitivity table.
 Jiangang Luo
FirstName  LastNameJiangang Luo
Bowen Acquisition Corp
Comapany
June 7, 2024NameBowen Acquisition Corp
June 7,
Page 3 2024 Page 3
FirstName LastName
8. It appears that underwriting fees, including the $2,415,000 business combination marketing agreement fee payable to the IPO Underwriter, remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
By what date must Bowen complete a business combination?, page 11

9.       Please revise to provide the applicable dates.
Summary of the Proxy Statement/Prospectus, page 21

10. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
11. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
Summary of the Proxy Statement/Prospectus
Parties to the Business Combination
Organizational Structure of NewCo and Qianzhi, page 22

12. We note your description of the Reorganization that was completed on November 23,
         2023. Please explain the business rationale for the Reorganization. Please also revise the
         "Background of the Business Combination" section to describe the Reorganization and any material events leading up to the completion of the Reorganization.
 Jiangang Luo
Bowen Acquisition Corp
June 7, 2024
Page 4
Summary of the Proxy Statement/Prospectus
Organizational Structure of NewCo and Qianzhi, page 23

13. Please revise your organizational chart to provide English translations of all information presented. It is not clear what the 21 boxes above Qianzhi Group Holding (Cayman)
         Limited represent. Please also ensure your revised chart uses both fonts and graphics large enough to be legible.
Summary Risk Factors, page 35

14. The summary risk factors are over five pages long. Please revise the summary risk factors to be no more than two pages. Please refer to Item 105(b) of Regulation S-K.
Risks Related to Qianzhi's Business and New Bowen After the Business
Combination
Risks Relating to Qianzhi's Business and Industry
New products and product line extensions may not gain widespread customer acceptance, may be otherwise discontinued, or cause sales of exist, page 44

15. We note your statement that some of your products have shorter product life spans and depend heavily on your ability to continuously and timely introduce innovative new products to the marketplace. Please expand on this disclosure to briefly explain the specific products or types of products you offer that have shorter product life spans. We
         also note your reference to "new    white space    categories." Please
briefly explain what
         "white space" categories are and how they relate to your business. Risks Related to Qianzhi's Business and New Bowen After the Business Combination
Risks Relating to Qianzhi's Business and Industry
Our insurance coverage may not be sufficient to cover all risks in relation to our business operations..., page 50

16. We note your statement that your insurance coverage is insufficient to protect you against most losses. Here or elsewhere in the prospectus, please provide a more detailed description of the types of insurance policies you maintain. Please explain whether you maintain general liability insurance coverage and, if so, whether management believes you maintain adequate insurance coverage for your business. In this regard, we note that this
FirstName LastNameJiangang Luo
       risk factor includes a placeholder for a cross reference to the Business section of the
Comapany    NameBowen
       prospectus,        Acquisition
                    but there does not Corp
                                       appear to be a description of your
insurance coverage there
June 7,or elsewhere
        2024  Page 4 in the prospectus.
FirstName LastName
 Jiangang Luo
FirstName  LastNameJiangang Luo
Bowen Acquisition Corp
Comapany
June 7, 2024NameBowen Acquisition Corp
June 7,
Page 5 2024 Page 5
FirstName LastName
Risks Relating to Being a Public Company and New Bowen's Shares
Our issuance of additional shares in connection with financings, acquisitions, investments, our equity incentive plans or otherwise..., page 85

17. We note your statement that you "intend to raise capital through equity financings shortly after the consummation of the Business Combination." Here or elsewhere in the prospectus, please provide a complete description of your intended equity financings and uses of those proceeds.
Vote of Sponsors, Directors and Officers, page 101

18. We note that "the IPO Underwriter has agreed to waive its redemption rights with respect to the Bowen Representative Shares and Bowen Private Shares held by it." Please describe any consideration provided in exchange for this agreement to waive its redemption rights.
Background of the Business Combination, page 113

19. We note that you signed non-disclosure agreements with five potential targets. However, you only reviewed detailed financial and business information and conducted preliminary due diligence on four of the potential targets, including Qianzhi. Please clarify why you did not conduct additional due diligence on the fifth potential target.
20. We note that at the initial meeting between Qianzhi and the Bowen board and management on September 19, 2023, Mr. Zhang disclosed that Qianzhi had tentatively agreed to certain terms for a transaction. Please expand your disclosure to explain how and when such terms were agreed.
21. Please describe the material terms of the non-binding letter of intent executed on October
         17, 2023, including any valuation of Qianzhi. Please provide similar disclosure for the drafts of the Business Combination Agreement exchanged between the parties. Your disclosure should explain how the parties arrived at any valuations included in the draft documentation, including the methodology employed in reaching the valuations.
22. In general, please significantly expand the disclosure in this section and clarify how the transaction structure and consideration evolved during the negotiations, including any discussions, proposals and counter-proposals made during the course of the negotiations with respect to the material terms of the transaction, such as the calculation of the proposed merger consideration and the earnout provision.
23.      Please revise your disclosure in this section to note:
             whether there were any discussions with Qianzhi about the potential loss of clients in the near future or other events that may materially affect Qianzhi s prospects or its financial projections for future performance of the business;
             any discussions relating to the assumptions underlying Qianzhi's financial projections;
             any discussions about the need to obtain additional financing for the combined
 Jiangang Luo
Bowen Acquisition Corp
June 7, 2024
Page 6
              company, such as a PIPE transaction, and the negotiation/marketing processes; and
                any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between SPAC sponsors and additional investors.
Opinion of Newbridge Securities, Fairness Opinion Provider, page 118

24. The Comparable Public Company analysis is stated to be an analysis of similar companies to Qianzhi. The companies selected all have high market capitalization, an extensive history of operations and recent annual net sales between $5 billion and $82 billion. Please disclose the basis for evaluating the financial performance and trading multiples of these companies as an indicator of the value of Qianzhi. Please provide a discussion of the differences between Qianzhi and the companies selected and the impact on the usefulness of the analysis.
25. Please discuss the limitations of the Comparable Precedent M&A Transaction Analysis,
         considering the nature of the transactions used. For example, the result is heavily impacted by transactions involving much larger companies with multiple billions in annual net sales. Discuss the differences between Qianzhi and these companies and the impact on the usefulness of the analysis.
26. If true, please note that the Newbridge fairness opinion addressed fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.
27. Please address whether or not Newbridge took the Earnout Consideration into consideration when issuing its Fairness Opinion. In this regard, we note that the valuation ranges disclosed are $85.8M and $101.8M. You note that "[t]he Merger Consideration to be paid by Bowen of $75.0M is below the midpoint of the valuation ranges of the financial analyses described above." However, the $75.0M appears to be based solely on the 7,246,377 Merger Shares valued at $10.35 per share and excludes the additional
         1,400,000 Earnout Shares that form a component of the total Merger Consideration.
Opinion of Newbridge Securities, Fairness Opinion Provider
Comparable Public Company Analysis, page 119

28. We note your disclosure regarding the selection criteria used by Newbridge for the
FirstName LastNameJiangang Luo
       comparable public companies and the comparable precedent M&A transactions. Please
Comapany
       stateNameBowen
             whether, andAcquisition  Corp
                         if so, why, Newbridge    excluded any companies or
transactions meeting
June 7,the respective
        2024  Page 6 selection criteria from the analyses.
FirstName LastName
 Jiangang Luo
FirstName  LastNameJiangang Luo
Bowen Acquisition Corp
Comapany
June 7, 2024NameBowen Acquisition Corp
June 7,
Page 7 2024 Page 7
FirstName LastName
Opinion of Newbridge Securities, Fairness Opinion Provider
Financial Analyses, page 119

29. We note your statement that "Newbridge employed various methods to analyze the range of values of Qianzhi." Please clarify if Newbridge performed any other financial analyses other than the Comparable Public Company Analysis and the Comparable Precedent
         M&A Transaction Analysis. In this regard, we note that Newbridge reviewed a financial model of Qianzhi with with historical and future financial projections but did not appear to conduct a discounted cash flow analysis.
Certain Unaudited Prospective Financial Information of Qianzhi, page 123

30. Please clarify the fiscal year-ends represented in the projected financial metrics, e.g.
         whether    2024E    refers to the fiscal year-ending March 31, 2024.
31. Please disclose whether the projected financial metrics still reflect the view of Qianzhi management. For example, we note projected revenue of $16.4 million for 2024, and the historical financial statements only report $5 million for the nine months ending
         December 31, 2023. Provide disclosure of this fact and explain the impact on the usefulness of the projections.
32. Provide a detailed explanation of the basis for the annual revenue growth rates of 71% to
         101% used for 2025 through 2028 in these projections. Explain the basis for assuming
         Qianzhi   s customer base increases steadily. Address the
reasonableness of this assumption
         given revenue decreased in the nine months ended December 31, 2023, compared to the comparable period in the prior year. Explain the resulting limitations on the usefulness of the projections.
33.      Please clarify your disclosure referencing Qianzhi that    all of its
products are in the
         mature stage, which is characterized by stable sales rate and market
share.    We note
         decreases in sales of ozone sterilization products, hypochlorite disinfection products, cosmetic products and other products are due to decreases in customer demand, as discussed on pages 197 and 198.
34. Discuss the uncertainties inherent in projecting operating results three to five years out and the limitations on the usefulness of the projections.
35. Please revise this section and its heading to clarify that you have disclosed all material projections provided by Qianzhi, rather than "certain" projections or the "key elements" of such projections. In addition, please revise the Assumptions and Basis for the Projected
         Financial Metrics Table to provide all material assumptions used to develop the projections in further detail. Please disclose when Bowen received the projections and whether Bowen or any other party adjusted the figures received from Qianzhi.
36. We note your reference to "Earnings Before Interest and Taxes (EBIT) and Net Operating
         Profits Less Adjusted Taxes." These non-GAAP financial measures do not appear to be
 Jiangang Luo
Bowen Acquisition Corp
June 7, 2024
Page 8
         presented in the projections. Please revise your disclosure or clarify.
37. Operating Income and Net Income as a percentage of Revenue appear to be constant in each of the five years presented. Please disclose any assumptions regarding your margins and if the assumed margins are based on and consistent with the corresponding figures from your historical financial statements.
Satisfaction of 80% Test, page 126

38. Please revise to further clarify how the Board determined that the 80% test was met based on the financial analysis alone. Clarify the references here and throughout the document where the Board considered the transaction to be at "arm's length" and in the best interest of "Bowen and its shareholders" where the Board members are affiliated shareholders with interests that conflict with the public shareholders. Finally, clarify whether the charter and/or the IPO prospectus granted the Board the ability to base the satisfaction of the 80% test in part on qualitative factors the Board references here, and if not, whether the Board also felt qualitative factors need be referenced to support their decision.
Unaudited Pro Forma Financial Statements , page 139

39. We note Qianzhi's fiscal year end is March 31 and the unaudited financial statements for the nine months ended December 31, 2023 were included in this filing. Please revise and disclose how Qianzhi's statement of operations for the twelve months ended December 31,
         2023 was derived. Refer to Rule 11-02(c)(3) of Regulation S-X.
40. Please present the pro forma shares of the combined Company common stock issued and outstanding immediately after the Merger on an issued and outstanding basis under the four redemption scenarios.
41. Please expand the Description of the Business Combination section to provide the computation of the Merger Consideration Value. With respect to the Earn-out shares, disclose the proposed accounting for such shares and clarify why such shares are not reflected in your pro forma financial statements.
42. With reference to the Net Tangible Assets condition disclosed on page 25, we note that the Company will have net tangible assets less than $5,000,001 in the maximum redemption scenario. Please address such scenario in Description of Business. We note your disclosure on page 41.
43. You disclosed on page 137 that Bown may enter into a PIPE Subscription Agreement
       ("PIPE Financing"). Please address the need to provide additional pro forma information that addresses scenarios under which you do not enter into a PIPE Subscription
       Agreement.
FirstName          Refer to Rule
            LastNameJiangang   Luo11-02(a)(10) of Regulation S-X.
Comapany
44.    WithNameBowen
            reference to Acquisition Corp disclose how you determined the value of 7,246,377
                         Note 3(4), please
June 7,ordinary shares
        2024 Page 8 is $49,276.
FirstName LastName
 Jiangang Luo
FirstName  LastNameJiangang Luo
Bowen Acquisition Corp
Comapany
June 7, 2024NameBowen Acquisition Corp
June 7,
Page 9 2024 Page 9
FirstName LastName
45. Note 3(6) reflects the payment of transaction expenses. We further note that your pro forma unaudited balance sheet offset the payment by increasing additional paid in capital.
         Please expand your note to explain these adjustments.
46. With reference to Note (4), disclose the number of securities that were not included in the computation of diluted net loss per share because to do so would have been antidilutive.
Certain Material United States Federal Income Tax Considerations, page 143

47. We note references in various places in the prospectus to "certain" material tax considerations. Please delete the word "certain" or revise to include all material tax considerations. Please refer to Section III.C.1 of Staff Legal Bulletin 19.
Material U.S. Federal Income Tax Effects of the Business Combination, page 146

48. We note your statements here that "Holders of Bowen Ordinary Shares (whether or not
         U.S. Holders, and, in each case, as described below, whether or not Bowen or New Bowen are treated as a PFIC for U.S. federal income tax purposes or the Merger qualifies as a
         Reorganization) will not recognize gain or loss for U.S. federal income tax purposes in the
         Merger" and that "[i]f the Business Combination does not qualify as a reorganization within the meaning of Section 368 of the Code, the Company shareholders may recognize gain or loss for U.S. federal income tax purposes." On page 16, you note that "Public
         Shareholders will retain their Public Shares and will not receive any additional Public
         Shares or other consideration in the Merger" and "there will be no material U.S. federal income tax consequences as a result of the Merger to the current holders of Public Shares,
         regardless of whether the Merger qualifies as a    reorganization
within the meaning of
         Section 368(a) of the Code."

         Please clarify if the tax treatment of Holders of Bowen Ordinary Shares depends on whether or not the merger qualifies as a "reorganization" under
Section 368(a). If the tax
         treatment of the Holders of Bowen Ordinary shares depends on whether the merger qualifies as a "reorganziation," please revise to file an opinion of counsel regarding this and any material federal tax consequences of the Merger. In doing so, revise to remove any uncertainties from the disclosure of the opinion. Please refer to
Section III. of Staff
         Legal Bulletin 19 for additional guidance.
Information About Bowen
Offering Proceeds Held in Trust, page 150

49. We note that the funds in your Trust Account "are invested in U.S. treasuries or United
         States bonds having a maturity of 185 days or less or money market funds meeting the applicable conditions of Rule 2a-7 under the Investment Company Act of 1940, as amended." Please disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind
 Jiangang Luo
FirstName  LastNameJiangang Luo
Bowen Acquisition Corp
Comapany
June 7, 2024NameBowen Acquisition Corp
June 7,
Page 102024 Page 10
FirstName LastName
         down your operations, or register as an investment company under the Investment
         Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any rights, which would expire worthless.
Information About NewCo and Qianzhi, page 159

50. We note your statement that you believe that your "ozonated disinfectants are safer, more environmentally friendly and more efficient, as compared to traditional alcohol, chlorine or phenol-based disinfectants." Please provided the basis for this belief or otherwise explain the ways in which your products are safer, more environmentally friendly and more efficient than traditional disinfectants.
51. We note your statement that you have "established strategic relationships with a number of well-recognized organizations and research institutions in China and abroad to jointly develop new products and promote new technologies." Please disclose the material terms of these agreements and file the agreements as exhibits. Refer to Item 601(b)(10) of
         Regulation S-K.
Information About NewCo and Qianzhi
Our Products, page 163

52. With respect to your graphic on page 163, please clarify who conducted the 7,620+ tests and what was being tested, identify the authoritative agencies that tested and certified your products and provide the basis for your claim that your product achieved more than 99%
         bactericidal effect. With respect to your graphic on page 164, please clarify what you mean by "rigorous testing." Finally, with respect to the graphic on page 165, please provide the basis for your claim that your product achieved more than 9.999% bactericidal effect and clarify if this reference is to 99.999%.
Information About NewCo and Qianzhi
Facilities, page 169

53. We note your disclosure of leases for your principal administrative office and certain production facilities. Please file the lease agreements for these properties as exhibits to the
         Registration Statement pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K or tell us why you are not required to do so.
Information About NewCo and Qianzhi
Intellectual Property, page 169

54. Please expand your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted or applied for with respect to each of your 31 patented technologies. Your disclosure should make clear which patents relate to your ozone-based personal care products, cosmetic products and your disinfection
 Jiangang Luo
FirstName  LastNameJiangang Luo
Bowen Acquisition Corp
Comapany
June 7, 2024NameBowen Acquisition Corp
June 7,
Page 112024 Page 11
FirstName LastName
         products. Please also state the expiration year of each patent held. Please distinguish between owned patents and patents in-licensed from third parties to the extent applicable.
Industry Background and Market Trends, page 171

55. We note your disclosure here that Frost & Sullivan's report was commissioned by Qianzhi in February 2024. Please file Frost & Sullivan's consent as an exhibit to the registration statement. Please refer to Securities Act Rule 436.
Qianzhi's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Revenue, page 194

56. We note your reference here to sales of prepackaged food products representing approximately 26% of total revenue for the nine months ended December 31, 2023. This business line does not appear to be discussed in your Summary, Risk Factors or Business disclosure. Please include applicable disclosure throughout your prospectus or advise.
Qianzhi's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Inflation, page 213

57. You note here that "[i]nflation does not materially affect our business or the results of our operations." On page 90, you state that "[g]lobal inflation has adversely affected, and may continue to affect, our liquidity, business, financial condition, and results of operations by increasing our overall cost structure, particularly if we are unable to increase the prices we charge for our products" and that "[a]s a result of inflation, we have experienced and may continue to experience, cost increases." Please reconcile these statements and clarify if recent inflationary pressures have materially impacted your business. If they have, please identify the specific types of inflationary pressures you are facing, how your business has been affected, and identify any actions you have planned or taken to mitigate inflationary pressures.
Executive Officer and Director Compensation, page 224

58. Once finalized, please file the forms of employment agreements to be entered into with
         Dajun Wang and Liangwen Wang as exhibits to the registration rtatement or explain to us why you are not required to do so. Refer to Item 601(b)(10)(iii) of Regulation S-K.
Certain Relationships and Related Person Transactions, page 226

59. Please revise this section to provide additional information as required by Item 404 of
         Regulation S-K, including identifying the related individuals, their relationship to the relevant entity and the dollar value of the transaction. For example, you refer to the
         Sponsors and Bowen Holdings LP without identifying related parties, and you have not provided amounts to date for loans or compensation. Finally, it is unclear why you have
 Jiangang Luo
FirstName  LastNameJiangang Luo
Bowen Acquisition Corp
Comapany
June 7, 2024NameBowen Acquisition Corp
June 7,
Page 122024 Page 12
FirstName LastName
         identified the underwriters' exercise of their overallotment option in this disclosure.
Beneficial Ownership of Securities, page 231

60. Please revise the table and surrounding disclosure to clarify you have disclosed beneficial ownership as required by Item 402 of Regulation S-K. The table should reflect securities over which each named individual directly or indirectly exercises sole or shared voting and/or dispositive power. You can note shares you believe are included in other holdings in the footnotes. We note you have named individuals with beneficial ownership over shares held in the names of entities identified in the table.
Qianzhi Group Holding (Cayman Limited and Subsidiaries - Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies , page F-45

61. In your significant accounting policies and critical accounting policies, you disclosed that inventories are stated at net realizable value, but the disclosures in
Note 4 on page F-45
         stated that inventories are stated at the lower of cost or net realizable value. Please clarify the discrepancy and revise for consistency throughout the filings. Revenue Recognition , page F-47

62. You determined certain promotional costs paid to the organizer of the Company's sales campaigns as incremental costs of obtaining a contract. Please tell us whether such costs would have been incurred if the contract had not been obtained. Provide your analysis based on ASC 340-40-25-1 through 25-3.
63.      Please disclose your revenue disaggregation as required by ASC
606-10-50-5.
Item 21. Exhibits and Financial Statement Schedules., page II-1

64.      Please include a consent of Simon & Edward, LLP.
General

65. We note that Qianzhi is incorporated in and has substantial business operations in the
         People's Republic of China, that Bowen is incorporated under the laws of the Cayman
         Islands, that most of Qianzhi's senior executive officers and directors reside within China for a significant portion of the time, and that Ms. Gai and Mr. Zhang are Chinese citizens.
         With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether any other person or entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. Please revise your filing to include risk factor disclosure that addresses how these ties with non-
         U.S. persons could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review
 Jiangang Luo
Bowen Acquisition Corp
June 7, 2024
Page 13
      by a U.S. government entity, such as the Committee on Foreign Investment in the United
      States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
      Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the rights, which would expire worthless.
       Please contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Abby Adams at 202-551-6902 with any other questions.



                                                           Sincerely,

FirstName LastNameJiangang Luo                             Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameBowen Acquisition Corp
                                                           Services
June 7, 2024 Page 13
cc:       Jeffrey Gallant, Esq.
FirstName LastName